FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated August 8, 2017

Item 1

MATERIAL FACT

Banco Santander informs that Banco Popular Español, S.A. (“Banco Popular”) has executed the agreements with the Blackstone Fund (“Blackstone”) for the acquisition by the fund of 51% of, and hence the assignment of control over, Banco Popular's real estate business (the “Business”), which comprises the portfolio of repossessed properties, non-performing loans relating to the real estate sector and other assets related to these activities (including deferred tax assets) owned by Banco Popular and its affiliates as at certain dates (either 31 March or 30 April 2017) (the “Transaction”).

The agreements were entered into following receipt of the European Commission’s unconditional authorisation of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

Closing of the Transaction will involve the creation of a company to which Banco Popular will transfer the Business (with an aggregate gross book value of approximately €30 billion) and 100% of the share capital of Aliseda Servicios de Gestión Inmobiliaria, S.A. (“Aliseda”). The valuation attributed to the Spanish assets of the Business (real estate, loans and tax assets, not including Aliseda) is approximately €10 billion and is subject to final determination based on the assets remaining within the Business at closing and the integration of Aliseda. From closing, Blackstone will undertake the management of the Business.

Closing is expected to occur in the first quarter of 2018 once all of the conditions to the Transaction, including the relevant regulatory authorisations and other customary conditions, have been satisfied.

The Transaction will result in the deconsolidation of the Business from the balance sheets of Banco Popular and Banco Santander, with no effect on P&L, and it is estimated that it will have a positive impact of 12 basis points in the capital (CET 1, "fully loaded") of Santander Group. Moreover, the capital consumption of 5 basis points which would result from the purchase of a 51% interest in Aliseda by Banco Popular will be released.

Boadilla del Monte (Madrid), 8 August 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 8, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer